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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  X   Form 10-K     Form 20-F     Form 11-K     Form 10-Q
             ---            ---           ---           ---
                  Form N-SAR     SEC FILE NUMBER 1-6071
             ---             ---


                For Period Ended:      October 28, 1995
                                  -------------------------

[   ]  Transition Report on Form 10-K   [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F   [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K


        For the Transition Period Ended:
                                         ---------------------------


   Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                    VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
                                   RYMER FOODS INC.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
                             4600 S. Packers Avenue, Suite 400,
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City, State and Zip Code
                                     Chicago, IL  60609
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X       (a)  The reasons described in reasonable detail in Part III of this
------         form could not be eliminated without unreasonable effort or expense;
  X       (b)  The subject annual report, semi-annual report, transition report
------         on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule 12b-
------         25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     Due to its restructuring activities, the Company was unable to complete its year end closing process and its Form 10-K in the normal time frame without unreasonable expense. Accordingly, the Registrant is unable to timely file its Form 10-K due on January 26, 1996.


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PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                Edward M. Hebert             (312)            650-0507
          ---------------------------   --------------  ---------------------
                    (Name)                (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)
          been filed?  If answer is no, identify report(s).  X  Yes      No
                                                            ---      ---
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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
          subject report or portion thereof?                 X  Yes       No
                                                            ---      ---

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 See explanation attached
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                                  RYMER FOODS INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      January 29, 1996             By       /s/ P. Edward Schenk
     ----------------------------         -------------------------------------
                                          Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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Rymer Foods Inc.
ATTACHMENT TO FORM 12b-25, PART IV(3):
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The Company anticipates reporting a loss from continuing operations for fiscal
1995 in excess of $29 million as compared to income in 1994 of $1.9 million.

The change is primarily due to a goodwill writedown of $20.4 million recorded by the Company in the fourth quarter of 1995. This writedown eliminates all remaining goodwill of the Company. The asset of goodwill was determined to have been impaired because the current financial condition of the Company, its inability to generate future operating income without substantial sales volume increases which are uncertain and anticipated future cash flows of the Company indicate that the recoverability of the asset is not reasonably assured. The remaining change as compared to 1994 is related primarily to decreased profits of the Company's meat processing operation resulting from reduced sales volume and increased competition.

In addition, during the fourth quarter of 1995, the Company recorded a loss from dispositions of discontinued operations of $1.5 million to reduce the carrying value of the net assets of its Rymer Seafood subsidiary to their estimated net realizable value. The Company has announced that it has signed an agreement in principle to sell the assets of Rymer Seafood to an entity to be formed by the current President of Rymer Seafood. The sales price for the assets will be approximately $12.7 million consisting of $1.5 million in cash, $1.5 million in a ten year subordinated note of the buyer and the assumption by the buyer of approximately $8.3 million in bank debt and $1.4 million of trade payables. Consummation of the transaction is subject to a variety of conditions, including negotiation of definitive documentation and approval by the holders of 66 2/3% of the outstanding Common Stock of the Company and the holders of a majority of Rymer's outstanding 11% Senior Notes. The Company plans to seek these approvals and, if received, to complete the Sale of Rymer Seafood during the second quarter of 1996.

Income from discontinued operations was $290,000 in 1995 versus $121,000 in 1994. In 1995, income consists of the earnings of Rymer Seafood. In 1994, the amount is comprised of earnings of Rymer Seafood of $587,000 partially offset by the loss of Rymer Chicken of $466,000. Rymer Chicken was sold December 10, 1993.

The Company expects to report a net loss for 1995 of approximately $31 million. The Company further expects that its accountants will modify their report on the Company's consolidated financial statements for the year ended
October 28, 1995 to indicate that there is substantial doubt about the Company's ability to continue operating as a going concern. The Company expects to file its Form 10-K on or about February 10, 1996.